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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Acxiom Corporation

(Name of Issuer)

Common Stock, par value $.10 per share

(Title of Class of Securities)

005125109

(CUSIP Number)

Jerome J. Lande
MMI Investments, L.P.
1370 Avenue of the Americas
New York, New York 10019
(212) 586-4333

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

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May 18, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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CUSIP No. 005125109
1.	NAMES OF REPORTING PERSONS...........................MMI Investments, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 141810589
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)	OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES	7. SOLE VOTING POWER	6,455,288
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER
EACH REPORTING	9. SOLE DISPOSITIVE POWER	6,455,288
PERSON WITH	10. SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	6,455,288
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	8.2%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	PN

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CUSIP No. 005125109
1.	NAMES OF REPORTING PERSONS......................MCM Capital Management, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 141814578
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)	AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES	7. SOLE VOTING POWER	6,455,288
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER
EACH REPORTING	9. SOLE DISPOSITIVE POWER	6,455,288
PERSON WITH	10. SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	6,455,288
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	8.2%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	OO

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ITEM 1. SECURITY AND ISSUES

                 This Amendment No. 2 to statement on Schedule 13D (this "Statement") relates to the Common Stock, par value $.10 per share (the "Common Stock"), of Acxiom Corporation, a Delaware corporation (the "Issuer" or the "Company"), the principal executive offices of which are located at P.O. Box 8180, 1 Information Way, Little Rock, Arkansas 72203.

                 This Amendment No. 2 amends and restates in full each of the items set forth below. Capitalized terms used but otherwise not defined herein have the meanings ascribed to them in the Schedule 13D originally filed November 29, 2006 (the "Original Statement").

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                The total purchase price of the 6,455,288 shares of Common Stock (the “Shares”) purchased by MMI Investments was $157,486,342; the source of funds is a combination of MMI's working capital and margin loans. These margin loans were obtained from Bear, Stearns & Co. Inc. and Merrill Lynch & Co. under customary terms and conditions. The entire principal amount of such margin loans remains outstanding as of the date of this Statement.

ITEM 4. PURPOSE OF TRANSACTION

                 MMI Investments purchased the Shares as part of its investment activities. The Reporting Persons intend to review and evaluate the investment by MMI Investments in the Common Stock of the Issuer on an ongoing basis and may, depending upon their evaluation of the business and prospects of the Issuer, or such other considerations as they may deem relevant, determine to increase, decrease, or dispose of MMI Investments’ holdings of Common Stock. As a part of such review and evaluation, the Reporting Persons may communicate with the Issuer’s management, directors and other shareholders, including as described below.

                 On May 16, 2007, the Issuer announced that it had entered into a definitive merger agreement (the "Merger Agreement") to be acquired by Silver Lake and ValueAct Capital (the "Proposed Merger"). According to the Issuer’s press release, under the terms of the Merger Agreement, shareholders of the Issuer would receive $27.10 per share in cash at the closing of the Proposed Merger. The Reporting Persons do not believe that the merger consideration adequately values the Issuer and, accordingly, do not believe that the Proposed Merger is in the best interest of the shareholders of the Issuer. Consequently, based on the currently available information and terms, the Reporting Persons intend at this time to vote against the Proposed Merger.

                 On May 18, 2007, MMI Investments submitted to the Issuer’s Board of Directors a letter, filed as Exhibit 2, hereto, expressing its intention to vote its shares in opposition to the Proposed Merger and outlining its reasons for such intention. In such letter, MMI Investments expressed its belief that the Proposed Merger is at a price that does not represent fair value for their shares of the Issuer based upon a number of factors and valuation metrics. MMI Investments also expressed concerns regarding the sale of the Issuer at this time and the structure of the sales process, including particularly the “go-shop” provision which MMI Investments believes is a poor substitute for a full auction process. The foregoing description of the letter is qualified in its entirety by reference to the copy of the letter attached hereto as Exhibit 2 and incorporated herein by reference.

                 The Reporting Persons and their representatives intend to monitor developments relating to the Proposed Merger including any details relating thereto, on a continuing basis, and intend to review the Proposed Merger and potential alternatives available to the Issuer. At any time and from time to time, the Reporting Persons may engage in discussions with members of the Board of Directors of the Issuer and management of the Issuer as well as with other shareholders of the Issuer and other interested parties regarding the Proposed Merger, potential alternatives and other matters of interest to the Issuer's shareholders, proposals for alternative transactions or structures to the Proposed Merger, and with respect to the Reporting Persons' investment in the shares of the Issuer, including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer. The Reporting Persons also reserve their right to review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

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                 Other than as described in this Item 4, neither Reporting Person, nor, to the knowledge of each Reporting Person, any individuals listed on Schedule I, has any current plan or proposal that relates to or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Reporting Persons reserve the right to develop such plans or proposals. Depending on various factors, including, without limitation, the status of the Proposed Merger and alternatives thereto, the terms of the Proposed Merger or any alternative thereto that may arise, the outcome of the discussions, if any, referenced above, the Issuer's financial position and business strategy, the price levels of the shares of Common Stock, and conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, voting their shares of Common Stock to support or oppose the Proposed Merger or an alternative, tendering into an offer to purchase the Issuer's Common Stock, purchasing additional shares of Common Stock, selling or otherwise disposing of some or all of their shares of Common Stock, or changing their intention with respect to any and all matters referred to in this Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

    (a)-(b)    Based on 78,347,549 shares of Common Stock outstanding as of February 1, 2007, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2006 filed with the SEC on February 7, 2007, the Shares owned by MMI Investments represent approximately 8.2% of the outstanding Common Stock. MMI Investments has the sole power to direct the vote and disposition of such Shares on the date of this Statement. However, by virtue of being the general partner of MMI Investments, MCM may be deemed to be the beneficial owner of the Shares owned by MMI Investments and to have sole power over the voting and disposition of such Shares as a result of its having the sole power to make voting and disposition decisions on behalf of MMI Investments with respect to such Shares.

                Except for the Shares owned by MMI Investments, as of the date hereof, neither MCM nor, to MMI Investments' and MCM's knowledge, any of the persons listed on Schedule I, owns any Common Stock of the Issuer or has any right to acquire, directly or indirectly, any beneficial ownership of other Common Stock of the Issuer.

    (c)        Except for the open market purchases of Common Stock by MMI Investments set forth in Schedule II attached hereto and incorporated herein by reference, there have been no transactions with respect to the Common Stock during the past 60 days by MMI Investments, MCM, or, to either Reporting Person's knowledge, any of the persons listed on Schedule I.

    (d)        No person other than MMI Investments is known to either Reporting Person to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, any of the Shares referred to in Item 5(a) above.

    (e)        Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

    See Exhibit Index appearing elsewhere herein, which is incorporated herein by reference.

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SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

        Pursuant to Rule 13d-1(k) (1) (iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them.

Date: May 21, 2007

MMI INVESTMENTS, L.P.

By: MCM Capital Management, LLC
       General Partner

By: /s/ JEROME J. LANDE
       Jerome J. Lande
       Executive Vice President

MCM CAPITAL MANAGEMENT, LLC

By: /s/ JEROME J. LANDE
       Jerome J. Lande
Executive Vice President

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SCHEDULE I

MCM Capital Management, LLC ("MCM")
Voting Members and Executive Officers

Name and Business Address	Position and Principal Occupation
John S. Dyson 1370 Avenue of the Americas New York, New York 10019	Voting Member and Chairman of MCM; Voting Member and Chairman of Millcap Advisors, LLC ("Millcap"), a Delaware limited liability company 1370 Avenue of the Americas, New York, New York 10019
Clay B. Lifflander 1370 Avenue of the Americas New York, New York 10019	Voting Member and President of MCM; Voting Member and President of Millcap

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SCHEDULE II

OPEN MARKET PURCHASES BY MMI INVESTMENTS
DURING THE PAST 60 DAYS

Trade Date	Number of Shares	Price/Share
03/29/07 04/09/07	50,000 65,000	$ 21.29 21.27

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EXHIBIT INDEX

Number	Description
1.	Joint Filing Agreement dated as of November 29, 2006, by and between MMI Investments and MCM (incorporated by reference to Exhibit 1 to the Original Statement)
2.	Letter, dated May 18, 2007 from MMI Investments to the Board of Directors of Acxiom Corporation

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Exhibit 2

[MMI Investments, L.P. Letterhead]

May 18, 2007

Board of Directors

Acxiom Corporation

c/o Charles Morgan, Chairman & Company Leader

#1 Information Way, PO Box 8180

Little Rock, AR 72203-8180

Dear Members of the Board:

MMI Investments L.P. is Acxiom’s second largest stockholder with approximately 8.2% of the outstanding stock. We have long been supportive of Acxiom’s operational and growth initiatives and believed our stock was significantly undervalued. We are therefore extremely disappointed by the Board’s decision to accept the $27.10 per share offer from ValueAct Capital and Silver Lake Partners. We are opposed to this deal as currently valued and intend to vote our shares in opposition for the following reasons:

We do not believe this price represents fair value for our shares and note that it is:

•	below what we believe to be a reasonable LBO valuation;

•	significantly less than the price Acxiom would command were it valued at the mean multiple of LTM EBITDA in what we believe to be precedent transactions;

•	and nearly 20% below the price Acxiom would command if it were valued at the LTM EBITDA multiple from ValueAct’s last offer for the company in 2005, prior to ValueAct’s joining the Acxiom Board.

Our concerns about valuation are only amplified by our frustration with both the timing and structure of this transaction. Given the strategic initiatives currently underway (and recent earnings pain that your existing stockholders have had to bear) we struggle to understand why this is the right time to sell our company. Moreover it is our belief that the “go-shop” mechanism is a poor substitute for a full auction for a comprehensively marketed property. We can only hope that the “go-shop” for our company is a genuine one, with clear, concise, and thoughtful distribution of information, and thorough outreach to potential buyers from Acxiom’s industry, as well as those in comparable or tangential industries, and financial buyers (many of whom have significant experience and resources in the marketing data and informatics industry).

If any of the parties would like to discuss our views, we welcome the opportunity. Meanwhile unless or until a deal representing fair value for our shares emerges, we remain opposed to ValueAct Capital and Silver Lake Partners’ $27.10 per share offer and intend to vote our shares in opposition.

Sincerely,

/s/ CLAY LIFFLANDER
Clay Lifflander

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